Exhibit 6.5

Vado Corp.

Ryan Carhart

Re: Chief Financial Oﬃcer

Greetings, Ryan:

This letter supersedes and replaces that certain offer letter issued to you by Social.com, Inc. dated May 2, 2019, and documents your employment by Vado Corp. (“VADO” or the “Company”) in connection with the acquisition of Socialcom, Inc. by Vado effective February 24, 2023.

Your skills, expertise, and approach are exactly what we’re looking for, and so we are pleased to oﬀer you full-time employment with Vado. We’re eager to begin working with you and are conﬁdent you’ll quickly become a valued member of the team, helping us achieve our mission. Welcome to the Company’s team!

OUR MISSION

At VADO, we empower advertisers with the enterprise-level tools and strategic support they deserve to eﬀectively captivate and engage their audiences wherever they are.

YOUR ROLE AT VADO

To help you thrive, you’ll be joining a team that deeply values innovation, collaboration, and personal growth. We celebrate all of our talent by encouraging a culture that is driven, empowered, bold, connected, mindful, and agile.

In your role of Chief Financial Oﬃcer, you’ll be a part of the Finance team. Eﬀective February 24, 2023, your starting salary will be $250,000 per year, payable semi-monthly, less normal payroll deductions and withholding.

PERKS

1.	Health Insurance. When you’re healthy, you can be mindful and focus on what’s important. You will be eligible to participate in our health insurance & other employee beneﬁt plans as of your ﬁrst day.

2.

Catered Lunches. Sharing meals helps us stay connected. To spark conversations around the lunch tables — and ensure no one ever goes under-nurtured — we provide employees with a catered lunch twice a week in our Marina Del Rey Oﬃce, and open access to snacks (healthy and otherwise) all week long.

3.

Paid Time Oﬀ (PTO). We want to support you in enjoying your life and taking the time you need to take care of yourself. So, regular, full-time employees are eligible for paid time oﬀ (PTO) for rest, recreation and personal activities, pursuant to the Company’s PTO policy. The Company oﬀers “unlimited” PTO, meaning that employees do not accrue any particular amount of PTO, but rather, employees are to determine for themselves, consistent with their work responsibilities and obligations, how much time to take oﬀ from work. Because no vacation accrues, employees who voluntarily or involuntarily terminate employment are not entitled to payment of vacation at time of termination.

4.	Paid Holidays. Regular, full-time employees are provided with paid Company holidays for New Year’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

5.

Paid Sick Leave. All employees are eligible for paid sick leave, which accrues at a rate of one hour for every 30 hours worked. All accrued but unused sick leave is carried over to the following year of employment, and caps out at six days.

6.

Paid Parental Leave. We believe that family matters. The Company provides up to twelve weeks of paid parental leave to employees following the birth of an employee’s child or the placement of a child with an employee in connection with adoption or foster care, subject to employee eligibility requirements. The Company also provides an extended unpaid leave of absence of up to eight weeks after the conclusion of an employee’s paid parental leave.

7.	401(k) Retirement Savings Plan. There is life after VADO and we want you to be prepared for it. Employees can enroll in the program after ninety days of employment.

Please be advised that these details are for information purposes only, and are subject to any policy or plan changes at the Company’s discretion.

THE LEGAL STUFF

Salary

Your starting salary will be $250,000 per year, payable semi-monthly, less normal payroll deductions and withholding.

Bonus

You will be eligible for a quarterly discretionary proﬁt performance bonus based on, among other things, the ﬁnancial performance of VADO, your individual contributions, and the general availability of a bonus pool, approved by VADO. In order to be eligible to receive a bonus, you must be employed at VADO at the time of the bonus payment. Bonuses are generally paid 45 days after the quarter’s end.

Equity Incentive

You will be eligible to receive equity awards under the Company’s equity incentive plans as may be determined by the Board of Directors of the Company.

Severance Pay

If your employment with VADO is terminated by VADO with Cause, or if you resign for any reason, then you will only be entitled to receive your base salary through the date of termination and will not be entitled to any other salary, bonus, severance, compensation or beneﬁts from VADO or aﬃliates thereafter, other than those expressly required under applicable law (such as the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended). If your employment with VADO is terminated by VADO without Cause during the Employment Period, and you comply with the terms of this Agreement, you will be entitled to receive your base salary and medical beneﬁts for a period equal to six (6) months after the date of termination. For purposes of this oﬀer letter, “Cause” will mean (i) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving misappropriation, dishonesty, unethical business conduct, disloyalty, fraud or breach of ﬁduciary duty, (ii) repeated failure to perform duties as reasonably directed by the Board and/or VADO’s principal executive oﬃcer, (iii) gross negligence or willful misconduct with respect to VADO or aﬃliates or in the performance of your duties hereunder, (iv) obtaining any personal proﬁt not thoroughly disclosed to and approved by the Board in connection with any transaction entered into by, or on behalf of, VADO, its subsidiaries or any of their aﬃliates, or (v) materially violating any of the terms of VADO’s, its subsidiaries’ or any of their aﬃliates’ rules or policies which, if curable, is not cured to the Board’s satisfaction within ﬁfteen (15) days after written notice thereof to you, or any other breach of this oﬀer letter or any other agreement between you and VADO or any of its Subsidiaries which, if curable, is not cured to the Board’s satisfaction within ﬁfteen (15) days after written notice thereof to you.

Change in Control

For purposes of this Agreement, “Change in Control” shall mean (i) the consummation of a merger or consolidation of VADO with or into another entity or any other corporate reorganization, if persons who were not the ultimate equity owners of VADO immediately prior to such merger, consolidation or other reorganization immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporations of such continuing or surviving entity; or (ii) the sale, transfer or other disposition of all or substantially all of VADOs assets; A transaction shall not constitute a Change in Control if its principal purpose is to combine the entities comprising VADO, change the state of VADO’s incorporation or to create a holding company that will be owned in substantially the same proportions by the ultimate equity owners of VADO’s securities immediately before such transaction.

Employee Conﬁdentiality Agreement and No Conﬂict with Prior Agreements

As an employee of VADO, it is likely that you will become knowledgeable about conﬁdential and/or proprietary information related to the operations, products and services of VADO and its clients. Similarly, you may have conﬁdential or proprietary information from prior employers that should not be used or disclosed to anyone at VADO.

By signing this oﬀer letter, you represent that your employment with VADO shall not breach any agreement you have with any third party.

For purposes of this agreement, Conﬁdential Information includes all information not generally known to the public, in spoken, printed, electronic or any other form or medium.

You agree to treat all Conﬁdential Information as strictly conﬁdential; not to directly or indirectly disclose or make available Conﬁdential Information, or allow it to be disclosed or made available to anyone who does not have a need and authority to know the Conﬁdential Information in connection with VADO’s business. You agree not to access or use any Conﬁdential Information, and not to copy any Conﬁdential Information, or remove any Conﬁdential Information from the premises or control of VADO, except as required in the performance of your employment duties.

You acknowledge that your obligations regarding all Conﬁdential Information shall continue during and after your employment with VADO until such Conﬁdential Information has become public knowledge other than as a result of a breach of this agreement.

This agreement does not prevent disclosure of Conﬁdential Information required by law, regulation, or court order, including the exercise of rights under Section 7 of the National Labor Relations Act.

Non-Competition and Non-Solicitation

You agree that, during your employment with VADO, and extending for eighteen months thereafter, you will not solicit, contact, or attempt to solicit or contact, or have any direct or indirect interest in any existing or prospective customer of VADO.

You agree that, during your employment with VADO, and extending for eighteen months thereafter, you will not attempt to directly or indirectly solicit, hire, recruit any employee of VADO or any employee who has been employed by VADO in the six months preceding the last day of your employment with VADO.

Employment At-Will

Please understand that this letter does not constitute a contract of employment for any speciﬁc period of time, but will create an employment at-will relationship that may be terminated at any time by you or VADO, with or without cause and with or without advance notice. The at-will nature of the employment relationship may not be modiﬁed or amended except by written agreement signed by an VADO owner and you.

Code of Ethics and VADO Policies

VADO is committed to creating a positive work environment and conducting business ethically. As an employee of VADO, you will be expected to abide by the company’s policies and procedures included in the Employee Handbook. VADO requests that you review, sign and bring with you on your Employment Start Date, the Employment Handbook Acknowledgment of Receipt Form.

Non-Disparagement

You agree, other than with regard to employees in the good faith performance of your duties with VADO while employed by VADO, both during and for ﬁve (5) years after your employment with VADO terminates, not to knowingly disparage VADO or its oﬃcers, directors, employees or agents in any manner likely to be harmful to it or them or its or their business, business reputation or personal reputation. VADO will instruct its executives, other than in the good faith performance of their duties to VADO or in connection with their ﬁduciary duties to VADO and applicable law, both during and for ﬁve (5) years after your employment with VADO terminates, not to knowingly disparage you in any manner likely to be harmful to you or your business reputation or personal reputation. This paragraph shall not be violated by statements from either party which are truthful, complete and made in good faith in required response to legal process or governmental inquiry. You also agree that any breach of this non- disparagement provision by you shall be deemed a material breach of this oﬀer letter.

Entire Agreement and Severability

This oﬀer letter and the referenced documents and agreements constitute the entire agreement between you and VADO with respect to the subject matter hereof and supersedes any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and VADO concerning those subject matters.

Except as stated in the section entitled “Class and Collective Action Waivers”, below, if any other term or provision of this Agreement is held to be invalid, void, or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and eﬀect and shall in no way be aﬀected, impaired, or invalidated.

Eligibility to Work in the United States

In order for VADO to comply with United States law, we ask that on your Employment Start Date you bring to VADO appropriate documentation to verify your authorization to work in the United States. VADO may not employ anyone who cannot provide documentation showing that they are legally authorized to work in the United States.

Background Screening

You represent that all information provided to VADO or its agents with regard to your background it true and correct. The company is extending this oﬀer contingent on the understanding that you will sign and agree to a background screening.

Travel

You may be expected to travel in connection with your employment. VADO will reimburse you for reasonable business expenses incurred in connection with your employment, upon presentation of appropriate documentation in accordance with VADO’s expense reimbursement policies and you will be eligible to participate in the travel policy established by VADO generally for its full-time employees.

Arbitration

You and VADO mutually agree to resolve by arbitration each of the following, which constitute “Covered Claims”: (a) all claims or disputes related to or arising out of your application for employment, your employment, or the termination of your employment with VADO, (b) all claims that VADO may have against you, or (c) all claims that you may have against Covered Persons. “Covered Persons” means: (i) VADO and its oﬃcers, directors, employees, aﬃliates or agents, and (ii) VADO’s beneﬁt plans, plan sponsors, ﬁduciaries, administrators, their respective aﬃliates or agents. All disputes covered by this agreement will be decided by an arbitrator through ﬁnal and binding arbitration and not by way of court or jury trial.

A.	Covered Claims

You warrant that you understand and agree that Covered Claims include any and all past, present, and future claims or disputes involving Covered Persons, including contract claims; tort, defamation and other common law claims; wage and hour claims, including claims relating to pay, minimum wage, overtime, overtime exemption classiﬁcation, wage penalties, and meal and rest breaks ; discrimination, harassment, and retaliation claims, including claims based on race, creed, color, religion, sex, age, disability, leave status, national origin, ancestry, sexual orientation, marital status, veteran or military reserve status, or any other characteristic protected by federal, state or local law or allegations relating to workers’ compensation retaliation; and claims arising under or relating to any and all federal, state, or local constitutional, statutory, regulatory, or common law claims or causes of action now or hereafter recognized.

B.	Excluded Claims

VADO and you agree that the following claims are excluded under this Arbitration Agreement: (i) workers’ compensation beneﬁt claims (but workers’ compensation retaliation claims are covered under this Agreement), (ii) state unemployment or disability insurance compensation claims, (iii) claims for beneﬁts under employee beneﬁt plans covered by ERISA, and (iv) claims that controlling federal statutes or federal executive orders bar from the coverage of mandatory pre-dispute arbitration agreements.

C.	Injunctive Relief

VADO and you may each apply to a court of competent jurisdiction for temporary or preliminary injunctive relief in connection with an arbitrable controversy (including any Covered Claim), but only upon the ground that the award to which that party may be entitled would be ineﬀectual without such provisional relief. However, all issues of ﬁnal relief will be decided in arbitration. The pursuit of the temporary or preliminary injunctive relief described herein will not constitute a waiver of rights under this Arbitration Agreement.

D.	Administrative Remedies

Notwithstanding this Arbitration Agreement, Covered Claims may be brought before and remedies awarded by applicable administrative agencies, including claims or charges brought before the Equal Employment Opportunity Commission, U.S. Department of Labor, National Labor Relations Board, or the Oﬃce of Federal Contract Compliance Programs. Additionally, VADO agrees that you will not be retaliated against, disciplined or threatened with discipline as a result of exercising rights under Section 7 of the National Labor Relations Act. Nothing in this Arbitration Agreement will be construed to: (i) relieve or excuse any party of any duty under applicable law to exhaust administrative remedies by ﬁling a charge or complaint with an administrative agency and obtaining a right to sue notice, where required by law, or (ii) prevent either party from cooperating with law enforcement or any federal or state body as required by law.

E.	Mediation

VADO and you understand and agree that the parties will participate in a mediation of any Covered Claim before invoking binding arbitration. Mediation is a condition precedent to arbitration. Any statute of limitation will be tolled for the period starting with the demand for mediation and ending on the date the mediation is concluded. However, any statutory or regulatory obligation to timely exhaust administrative remedies in connection with the claim or claims being asserted shall not be tolled. The cost of mediation shall be borne entirely by VADO.

F.	Class and Collective Action Waivers

The parties agree that there is no right or authority for any Covered Claim to be brought, heard or arbitrated as a class or collective action ("Class Action Waiver"). VADO and you agree to bring any Covered Claim in arbitration on an individual basis only, and not as a class and/or collective action. No Arbitrator (as deﬁned below) shall have any authority to hear or arbitrate any class or collective action dispute. The Class Action Waiver shall be severable from this Arbitration Agreement in any case in which: (i) the dispute is ﬁled as a class or collective action, and (ii) there is a ﬁnal judicial determination that all or part of the Class Action Waiver is unenforceable. In such instances, the class action and/or collective action to that extent must be litigated in a civil court of competent jurisdiction, but the portion of the Class Action Waiver that is enforceable shall be enforced in arbitration. Additionally, this Class Action Waiver shall be severable in any case in which the dispute is ﬁled as an individual action and severance is necessary to ensure that the individual action proceeds in arbitration. Regardless of anything else in this Arbitration Agreement, the enforceability, applicability and validity of the Class Action Waivers may be determined only by a court and not by an Arbitrator.

G.	Procedures and Rules

The parties will select the neutral arbitrator and/or arbitration sponsoring organization by mutual agreement. If the parties are unable to agree, then the arbitration will be held in accordance with the then current Employment Arbitration Rules of the American Arbitration Association (“AAA Rules”). The AAA Rules are available via the internet at www.adr.org/employment, by calling 800.778.7879, or by using an internet search engine to locate the “AAA Employment Arbitration Rules.” Unless the parties agree otherwise, the individual who serves as arbitrator will be either an attorney who is experienced in employment law and licensed to practice law in the state in which the arbitration is convened, or a retired judge from any jurisdiction (the "Arbitrator").

Unless the parties agree otherwise, the arbitration will take place in or near the city in which you are or were last employed by VADO.

(i)    If the parties are unable to agree to an Arbitrator, the sponsoring organization will furnish a list of eleven (11) arbitrators from its panel from which the parties will strike alternately, with the party striking ﬁrst to be determined by a coin toss, until only one name remains.

(ii)    The Arbitrator is required to issue a reasoned written award and opinion. The Arbitrator may award any party any remedy to which that party is entitled under applicable law, and must be in the party’s individual capacity.

(iii)    Other than the Class Action Waiver, the Arbitrator will have exclusive authority to resolve any dispute relating to the interpretation, applicability, enforceability or formation of this Agreement.

(iv)    The Arbitrator will have the authority to hear and decide dispositive motions by any party and will apply the applicable standards to dispositive motions under Rule 56 of the Federal Rules of Civil Procedure.

(v)    The parties have the right to conduct adequate civil discovery, as well as present witnesses and evidence. Each party has the right to: (a) take the deposition of two witnesses and any expert witness designated by another party, (b) propound requests for production of documents to any party, and (c) subpoena witnesses and documents, as well as documents relevant to the case from third parties. Additional discovery may be had by mutual agreement of the parties.

H.	Arbitration Fees and Costs

Each party will pay the fees for his/her or its own attorneys, subject to any remedies to which that party may later be entitled under applicable law. Unless otherwise prohibited by applicable law, if you are the claimant, you will be responsible for paying an initial ﬁling fee in the amount of $200 or an amount equal to the applicable ﬁling fee had the claim been brought in a court of law, whichever is less. If you are ﬁnancially unable to pay a ﬁling fee, the parties agree that you will be relieved of the obligation to pay the ﬁling fee. In all cases where required by law, VADO will pay the Arbitrator's fees and the fee for administering the arbitration. If a jurisdiction requires a diﬀerent allocation of fees and costs in order for this Arbitration Agreement to be enforceable, then such law shall be followed, and any disputes in this regard will be decided by the Arbitrator.

I.	Right to Opt Out

You understand that if you want to resolve any dispute by way of the state or federal judicial system, you may opt out of this Mutual Arbitration Agreement by checking the “you wish to opt out of this Mutual Arbitration Agreement” checkbox below. Unless and until you opt out as provided in this paragraph, the dispute resolution procedures described in this Arbitration Agreement apply to all Covered Claims. you understand that you will not be subject to any adverse employment action as a consequence of opting out.

▢ You wish to opt out of this mutual agreement.

J.	Notice

Any notices under this Arbitration Agreement (with the exception of any opt¬out notice), including any requests for Arbitration, will be given in writing as follows: (a) notices to you will be sent to the last home address that you provided in writing to VADO; (b) notices to VADO will be sent to the address listed on your last paycheck, Attn: People Ops.

LET’S DO THIS!

You were consistently impressive during the interview process. You’ve met all of our expectations for new team members. You even survived several pages of dry legalese. Now, it’s time to make this oﬃcial. Are you ready? If so, please sign this oﬀer below and return it to the People Operations team so that we can begin celebrating your arrival!

Sincerely,

/s/ Jason Wulfsohn

Jason Wulfsohn

Signature: /s/ Ryan Carhart

Ryan Carhart